Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Paylocity Holding Corporation:

We consent to the incorporation by reference in the registration statements (No. 333‑194840, No. 333-201983, No. 333-209520 and No. 333-216001) on Form S-8 of Paylocity Holding Corporation and subsidiary (the Company) of our report dated August 11, 2017, with respect to the consolidated balance sheets of the Company as of June 30, 2016 and 2017, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2017, and the effectiveness of internal control over financial reporting as of June 30, 2017, which report appears in the June 30, 2017 annual report on Form 10‑K of Paylocity Holding Corporation and subsidiary.

/s/ KPMG LLP

Chicago, Illinois
August 11, 2017